                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                             (Amendment No.     )*
                                           -----


                                 Hemacare Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Shares, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   423498104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


   Kensington Capital Management, Inc., Suite 9320, 233 South Wacker Drive,
                            Chicago, Illinois 60606
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 March 12, 1996
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Exhibit Index on Page 6

                                SCHEDULE 13D

  CUSIP No. 423498104                                         Page 2 of 7 Pages

  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Kensington Capital Management, Inc.

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                        (b) / /


  3     SEC USE ONLY



  4     SOURCE OF FUNDS*

        WC, AF (See Item 3)

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  / /




  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Illinois

            NUMBER OF             7      SOLE VOTING POWER
             SHARES                      223,100

          BENEFICIALLY            8      SHARED VOTING POWER
            OWNED BY
                                         0
              EACH                9      SOLE DISPOSITIVE POWER
            REPORTING                    223,100
             PERSON               10     SHARED DISPOSITIVE POWER
              WITH                       79,400

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        302,500


  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                             / /



  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.1%

  14    TYPE OF REPORTING PERSON*

        CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No. 423498104                                            Page 3 of 7 Pages



  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Charles R. Schwab, Jr.

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                   (b) / /


  3     SEC USE ONLY



  4     SOURCE OF FUNDS*
        PF, WC, AF (See Item 3)



  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                             / /



  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.

            NUMBER OF             7      SOLE VOTING POWER
             SHARES                      227,100

          BENEFICIALLY            8      SHARED VOTING POWER
            OWNED BY
                                         0
              EACH                9      SOLE DISPOSITIVE POWER
            REPORTING                    227,100

             PERSON               10     SHARED DISPOSITIVE POWER
              WITH                       79,400

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        306,500

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                        / /



  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.2%


  14    TYPE OF REPORTING PERSON*


        IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.      SECURITY AND ISSUER

         This Schedule 13D relates to the Common Stock, no par value (the "Common Stock"), of Hemacare Corp. (the "Issuer"). The Issuer's principal executive offices are located at 4954 Van Nuys Boulevard, Sherman Oaks, California 91403.

ITEM 2.      IDENTITY AND BACKGROUND

         (a), (b), (c) and (f):  This statement is being filed by
(i) Kensington Capital Management, Inc., an Illinois corporation
("Kensington"), with respect to shares of the Common Stock of the Issuer beneficially owned by it, and (ii) Charles R. Schwab, Jr. with respect to shares of the Common Stock of the Issuer beneficially owned by Mr. Schwab.

         Kensington is an Illinois corporation whose principal business activity is to act as an investment manager. Kensington is located at Suite 9320, 233 South Wacker Drive, Chicago, Illinois 60606. Mr. Schwab is the controlling and majority shareholder, president and sole director of Kensington.

         Mr. Schwab is a United States citizen. His business address is Sears Tower, Suite 9320, 233 South Wacker Drive, Chicago, Illinois 60606. Mr. Schwab is the president of Kensington, an investment manager.

         Information with respect to each Reporting Person is given solely by such Reporting Person, and each claims no responsibility for the accuracy or completeness of the information supplied by the other Reporting Persons.

         (d) and (e): During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS

             On March 12, 1996, Kensington, in its capacity as manager of a private investment fund (the "Fund"), directed the purchase of 25,000 shares of the Common Stock for an aggregate purchase price of $78,875. Prior thereto, during the past twelve months, Kensington, in its capacity as manager to the Fund, directed the purchase of 194,100 shares of the Common Stock for the Fund. The price for such shares ranged between $2 and $4.12 per share. All of such shares were purchased with the assets of the Fund, in open market transactions.

             During the past twelve months, Kensington, in its capacity as a trading advisor to a private investment limited Partnership (the "Limited Partnership"), directed the purchase of 79,400 shares of the Common Stock for the Limited Partnership. The purchase price for all shares purchased for the benefit of the Limited Partnership ranged between $2 and $4.12 per share. All of such shares were purchased with the assets of the Limited Partnership, in open market transactions.

             During the past twelve months, Kensington has purchased 4000 shares of the Common Stock for its own account, the price for such shares ranged between $2 and $4.12 per share. All of such shares were purchased for cash out of Kensington's working cash, in open market transactions.

             Mr. Schwab owns 4000 shares of the Common Stock in an individual retirement account. The purchase price of such shares ranged between $2 and $4.12 per share. All such shares were purchased with Mr. Schwab's personal funds, in open market transactions. In addition, for purposes of this report on Schedule 13D only, all of the 302,500 shares of Common Stock beneficially owned by Kensington (as described in the preceding paragraphs), are attributed also to Mr. Schwab, as the president and majority shareholder of Kensington. For all other purposes, Mr. Schwab disclaims beneficial ownership of the 302,500 shares of Common Stock beneficially owned by Kensington.

ITEM 4.      PURPOSE OF THE TRANSACTION

             Each of the Reporting Persons acquired the Common Stock for investment purposes.


ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

             (a) and (b): Set forth in the table below are the number and percentage of Common Stock beneficially owned, as well as the nature of ownership, for each Reporting Person as of the date hereof:



                                                           Number of        Number of
                        Number of        Number of         Shares           Shares
                        Shares           Shares            Beneficially     Beneficially     Aggregate
                        Beneficially     Beneficially      Owned with       Owned with       Number of         Percentage
                        Owned With       Owned With        Sole             Shared           Shares            of Shares
                        Sole Voting      Shared Voting     Dispositive      Dispositive      Beneficially      Beneficially
         Name           Power            Power             Power            Power            Owned             Owned
         ----           -----------      -------------     ------------     ------------     ------------      ------------
 Kensington Capital        223,100           0              223,100             79,400           302,500           5.1%
  Management, Inc.                                        (see Item 6)        (see Item 6)

 Charles R.                227,100           0              227,100             79,400           306,500           5.2%
  Schwab, Jr.                                             (see Item 6)        (see Item 6)



             (c): All transactions in shares of Common Stock effected by the Reporting Persons during the 60 days preceding the Event Date reported on page 1 and since that date are set forth below. All such shares were acquired through open market transactions.

             A.  Shares Acquired by Kensington(1)

 Trade Date                             Number of Shares                       Price Per Share
 ----------                             ----------------                       ---------------
 1/26/96                                  5,000                                 $3.40625
 3/07/96                                 14,500                                 $3.15
 3/11/96                                  5,000                                 $3.00
 3/12/96                                 25,000                                 $3.125
 3/21/96                                  5,000                                 $3.375
                                        -------
                          Total          54,500



         B.      Shares Acquired by Mr. Schwab


                 Mr. Schwab did not acquire any shares in his individual capacity. However, Mr. Schwab is the president and majority shareholder of Kensington. Therefore, for purposes of reporting on this Schedule 13D only, the shares of Common Stock beneficially owned by Kensington are being attributed to Mr. Schwab. Accordingly, the information set forth above for Kensington is applicable to Mr. Schwab as well. For all other purposes, Mr. Schwab disclaims the beneficial ownership of the 302,500 shares of the Common Stock beneficially owned by Kensington.

             (d):  Not applicable.

             (e):  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

             Except for the (i) operating agreement with the Fund, pursuant to which Kensington is the operator and manager of the Fund and is given exclusive authority to invest the assets of the Fund, and (ii) the advisory agreement with the Limited Partnership, pursuant to which Kensington has investment authority with respect to a portion of the Limited Partnership's assets, there are no contracts, arrangements, understandings or relationships among the Reporting Persons and any other person with respect to the Common Stock or any other securities of the Issuer, including the transfer or voting of the Common Stock or other securities.

-------------------------

1    All of the transactions set forth herein relate to purchases at
Kensington's direction for the benefit of either the Limited Partnership or the Fund.

             As the president and majority shareholder of Kensington (i) all investment decisions made by Kensington, as a beneficial owner of securities shall be determined by Mr. Schwab, and (ii) all voting rights exercised by Kensington as a beneficial owner of securities shall be exercised only as determined by Mr. Schwab, or by proxies designated by Mr. Schwab.

ITEM 7.      Material to be Filed as Exhibits

             Exhibit
             Number                        Description
             ------                        -----------
             1                             Joint Filing Agreement


                                   SIGNATURES


             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 27, 1996                   KENSINGTON CAPITAL MANAGEMENT, INC.


                                         By:  /s/ Charles R. Schwab, Jr.
                                              ---------------------------------
                                                  President

                                             /s/ Charles R. Schwab, Jr.
                                             ----------------------------------
                                                 Charles R. Schwab, Jr.